SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the quarter ended July 31, 2003

Commission File No. 000-29512

BARBEQUES GALORE LIMITED

ABN 92 008 577 759

327 Chisholm Road, Auburn, New South Wales, 2144, Australia

Registrant’s telephone number, including area code 61-2-9704-4177

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐  No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

FORM 6-K

For the Quarter Ended July 31, 2003

FINANCIAL INFORMATION

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

In A$ thousands, except share data

ITEM 1.	Financial Statements.

	July 31, 2003	January 31, 2003
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$32	$38
Accounts receivable, net of allowance of $420 at July 31, 2003 and $370 at January 31, 2003	10,141	9,489
Inventories (note 2)	63,046	62,903
Deferred income taxes	5,481	2,857
Prepaid expenses and other current assets	1,754	1,445

Total current assets	80,454	76,732
Non-current assets:
Receivables from affiliates	1,265	1,244
Property, plant and equipment, net of accumulated depreciation of $40,562 at July 31, 2003 and $38,278 at January 31, 2003	27,253	32,138
Goodwill, net of accumulated amortization of $479 at July 31, 2003 and $598 at January 31, 2003	1,096	1,126
Deferred income taxes	1,332	1,936
Other non-current assets	3,169	3,126

Total assets	$114,569	$116,302

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$30,881	$28,018
Payables to related parties	89	18
Current portion of obligations under capital leases	2,046	2,778
Income tax payable	—	1,314

Total current liabilities	33,016	32,128
Non-current liabilities:
Long-term debt	28,292	21,132
Obligations under capital leases, excluding current portion	2,631	3,060
Other long-term liabilities	156	229

Total liabilities	64,095	56,549
Shareholders’ equity:
Ordinary shares, no par value – authorized 27,437,853 shares; 4,541,652 issued shares; 4,116,652 outstanding shares	40,733	40,733
Accumulated other comprehensive (loss) income	(647)	2,804
Retained earnings	12,584	18,412

	52,670	61,949
Less: Treasury stock at cost – 425,000 Ordinary shares	(2,196)	(2,196)

Total shareholders’ equity	50,474	59,753

Total liabilities and shareholders’ equity	$114,569	$116,302

See accompanying Notes to Condensed Consolidated Financial Statements

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

AND OTHER COMPREHENSIVE (LOSS)

In A$ thousands, except share and per share data

	Three Months Ended July 31, 2003	Three Months Ended July 31, 2002	Six Months Ended July 31, 2003	Six Months Ended July 31, 2002
	(Unaudited)
Net sales	$78,638	$88,326	$137,132	$157,292
Cost of goods sold, warehouse, distribution and occupancy costs	55,165	61,132	98,962	111,155

Gross profit	23,473	27,194	38,170	46,137
Selling, general and administrative expenses	22,786	23,336	42,055	44,182
Relocation and closure (gains)	(666)	(3,542)	(611)	(3,542)

Operating income (loss)	1,353	7,400	(3,274)	5,497
Equity in (loss) income of affiliates, net of tax	(102)	52	81	239
Interest expense	511	542	998	1,049
Other (income) expense	(113)	—	4,205	—

Income (loss) before income tax	853	6,910	(8,396)	4,687
Income tax expense (benefit)	233	2,069	(2,568)	1,390

Net income (loss)	620	4,841	(5,828)	3,297
Other comprehensive (loss)	(1,465)	(998)	(3,451)	(3,279)

Net (loss) income after other comprehensive (loss)	$(845)	$3,843	$(9,279)	$18

Basic earnings (loss) per share	$0.15	$1.18	$(1.42)	$0.80

Diluted earnings (loss) per share	$0.15	$1.17	$(1.42)	$0.80

Weighted average shares outstanding (in thousands)
– Basic	4,117	4,117	4,117	4,117

– Diluted	4,124	4,136	4,117	4,135

See accompanying Notes to Condensed Consolidated Financial Statements

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

In A$ thousands

	Six Months Ended July 31, 2003	Six Months Ended July 31, 2002
	(Unaudited)
Cash flows from operating activities:
Net (loss) income	$(5,828)	$3,297
Non-cash charges, net	1,868	3,478
Changes in operating assets and liabilities:
Receivables and prepaid expenses	(1,018)	1,142
Inventories	(345)	(14,745)
Other assets	25	24
Accounts payable and accrued liabilities	918	3,432

Net cash (used in) operating activities	(4,380)	(3,372)

Cash flows from investing activities:
Proceeds from sale of property, plant and equipment	513	8
Proceeds from sale of intangible assets	150	—
Capital expenditures	(1,652)	(2,194)
Loans repayments received	—	155

Net cash (used in) investing activities	(989)	(2,031)

Cash flows from financing activities:
Repayment of long-term debt	(25,000)	(10,175)
Proceeds from long-term debt	32,160	16,733
Principal payments under capital leases	(1,797)	(1,157)

Net cash provided by financing activities	5,363	5,401

Net (decrease)/increase in cash and cash equivalents	(6)	(2)
Cash and cash equivalents at beginning of period	38	35

Cash and cash equivalents at end of period	$32	$33

Supplemental disclosure of cash flow information:
Income taxes paid	$1,464	$982

Interest paid	$984	$1,041

See accompanying Notes to Condensed Consolidated Financial Statements

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1. Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America for interim financial information and Rule 10-01 of Regulation S-X of the Securities and Exchange Commission (“Commission”).

As a result, the information contained in these unaudited consolidated financial statements and footnotes is condensed from that which would appear in annual consolidated financial statements and does not contain all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. Accordingly, these condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and related notes contained in the Annual Report on Form 20-F for the fiscal year ended January 31, 2003, filed by Barbeques Galore Limited (the “Company”) with the Commission on May 1, 2003. In the opinion of management, the unaudited condensed consolidated financial statements as of July 31, 2003 and for the three and six months ended July 31, 2003 and 2002 include all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation. The results of operations for interim periods are not necessarily indicative of the results that may be expected for the entire year. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

2. Inventories

The major classes of inventories are as follows:

	July 31, 2003	January 31, 2003
In A$ thousands	(Unaudited)
Finished goods	$61,986	$58,881
Work in progress	762	1,719
Raw materials	1,099	2,902

	63,847	63,502
Less: Reserve for obsolescence	(601)	(599)
Reserve for inventory write-down	(200)	—

	$63,046	$62,903

3. Earnings (Loss) per Share

Basic earnings (loss) per share is computed by dividing net income (loss) available to ordinary shareholders by the weighted average number of ordinary shares. Diluted earnings (loss) per share is computed by dividing net income (loss) available to ordinary shareholders by the weighted average of ordinary shares and dilutive ordinary share equivalents for the period. In calculating the dilutive effect of share options, the Company uses the treasury stock method.

4. Recent Accounting Pronouncements

On July 30, 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 146 (“SFAS 146), “Accounting for Costs Associated with Exit or Disposal Activities”. SFAS 146 nulifies EITF Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. It requires that a liability be recognized for those costs only when the liability is incurred, that is, when it meets the definition of a liability in the FASB’s conceptual framework. SFAS 146 also establishes fair value as the objective for initial measurement of liabilities related to exit or disposal activities. SFAS 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 did not have a material impact on the Company’s financial position or results of operations.

In November 2002, the FASB issued Interpretation No. 45 (“FIN 45”), “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others”. FIN 45 clarifies the requirements of a guarantor in accounting for and disclosing certain guarantees issued and outstanding. FIN 45 is effective for fiscal years ending after December 15, 2002. The Company adopted the disclosure requirements of FIN 45 and will apply the recognition and measurement provisions for all material guarantees entered into or modified in periods beginning January 1, 2003. The impact of FIN 45 on the Company’s future consolidated financial statements will depend upon whether the Company enters into, or modifies, any material guarantee arrangements.

On December 31, 2002, the FASB issued Statement of Financial Accounting Standards No. 148 (“SFAS 148”), “Accounting for Stock-Based Compensation – Transition and Disclosure”. SFAS 148 amends FASB Statement No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Furthermore, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Certain of the disclosure modifications are required for fiscal years ending after December 15, 2002. The adoption of SFAS 148 did not have any impact on the Company’s financial position or results of operations.

In January 2003, the FASB issued Interpretation No. 46 (“FIN 46”), “Consolidation of Variable Interest Entities”. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements” and requires companies to evaluate variable interest entities for specific characteristics to determine whether additional consolidation and disclosure requirements apply. FIN 46 is immediately applicable for variable interest entities created after January 31, 2003 and applies to fiscal periods beginning after June 15, 2003 for variable interest entities acquired prior to February 1, 2003. FIN 46 also requires extensive disclosures including disclosures that are applicable to January 31, 2003 financial statements. The adoption of FIN 46 did not have a material impact on the Company’s financial position or results of operations as the Company has no variable interest entities.

In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149 (“SFAS 149”), “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”. SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under Statement 133. SFAS 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The guidance should be applied prospectively. The adoption of SFAS 149 is not expected to have a significant impact on the Company’s financial position or results of operations.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 (“SFAS 150”), “Accounting for Certain Financial Instruments With Characteristics of Both Liabilities and Equity”. SFAS 150 changes the classification in the statement of financial position of certain common financial instruments from either equity or mezzanine presentation to liabilities and requires an issuer of those financial statements to recognize changes in fair value or redemption amount, as applicable, in earnings. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003 and with one exception, is effective at the beginning of the first interim period beginning after June 15, 2003. The effect of adopting SFAS 150 will be recognized as a cumulative effect on an accounting change as of the beginning of the period of adoption. Restatement of prior periods is not permitted. SFAS 150 is not expected to have any impact on the Company’s financial position or results of operations.

5. Segments and Related Information

The Company is engaged in the retail industry and operates through stores located in two geographic segments, Australia and the United States.

The Company measures the performance of its operating segments based on gross profit and operating income (loss), which is defined as income (loss) before equity (loss) income of affiliates net of tax, interest expense and income tax expense (benefit). In addition, the operating income of the United States does not include all the income attributable to it for product manufactured and purchased for the United States by the Australian subsidiaries.

Summarized financial information concerning the Company’s reportable segments is as follows:

	Australia	United States	Total
	(in A$ thousands)
Three Months to July 31, 2003
Revenues from external customers	$23,044	$55,594	$78,638

Gross profit	$4,947	$18,526	$23,473

Operating (loss) income	$(2,818)	$4,171	$1,353

Depreciation and amortization	$879	$646	$1,525

Capital expenditures	$778	$412	$1,190

Total assets	$59,946	$54,623	$114,569

Three Months to July 31, 2002
Revenues from external customers	$24,169	$64,157	$88,326

Gross profit	$5,922	$21,272	$27,194

Operating income	$1,863	$5,537	$7,400

Depreciation and amortization	$913	$813	$1,726

Capital expenditures	$896	$205	$1,101

Total assets	$68,868	$67,413	$136,281

Six Months to July 31, 2003
Revenues from external customers	$45,888	$91,244	$137,132

Gross profit	$10,183	$27,987	$38,170

Operating (loss) income	$(5,575)	$2,301	$(3,274)

Depreciation and amortization	$1,873	$1,352	$3,225

Capital expenditures	$975	$677	$1,652

Total assets	$59,946	$54,623	$114,569

Six Months to July 31, 2002
Revenues from external customers	$48,596	$108,696	$157,292

Gross profit	$12,600	$33,537	$46,137

Operating income	$774	$4,723	$5,497

Depreciation and amortization	$1,841	$1,647	$3,488

Capital expenditures	$1,411	$783	$2,194

Total assets	$68,868	$67,413	$136,281

6. Provision for Downsizing of Manufacturing Operations

During the quarter ended April 30, 2003, the Company provided for an amount of A$3,980,000 in respect of the downsizing of its manufacturing operations in Sydney. Details thereof, including movements during the current quarter ended July 31, 2003 are as follows:

	Fixed Assets		Redundancy		Inventory		Other	Total
	(In A$ thousands)
Opening balance as at May 1, 2003	A$	2,337	A$	1,443	A$	200	A$—	A$	3,980
Utilized during the quarter		(2,337)		(1,368)		(200)	(75)		(3,980)

Closing balance as at July 31, 2003	A$	—	A$	75	A$	—	A$(75)	A$	—

7. Share Option Plan

The Company applies Accounting Principles Board Opinion No. 25 in accounting for its share option plan and, accordingly, no compensation cost has been recognized for its share options during the year ended January 31, 2003 and the six months ended July 31, 2003.

The following table summarizes the pro-forma net (loss) income had compensation costs been determined based on the fair value at grant date for the Company’s share options under Statement of Financial Accounting Standards No. 123, “Accounting for Stock-Based Compensation”.

	Three Months Ended July 31, 2003	Three Months Ended July 31, 2002	Six Months Ended July 31, 2003	Six Months Ended July 31, 2002
	(Unaudited) (In A$ thousands except per share data)
Net income (loss):
As reported	$620	$4,841	$(5,828)	$3,297
Total stock-based employee compensation expense determined under fair value method for all awards, net of related tax effects	(37)	(85)	(75)	(169)

Pro-forma	$583	$4,756	$(5,903)	$3,128

Basic earnings (loss) per share
As reported	$0.15	$1.18	$(1.42)	$0.80
Pro-forma	$0.14	$1.16	$(1.43)	$0.76
Diluted earnings (loss) per share
As reported	$0.15	$1.17	$(1.42)	$0.80
Pro-forma	$0.14	$1.15	$(1.43)	$0.76

ITEM 2.	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

This information should be read in conjunction with the condensed consolidated financial statements and the notes thereto included in Item 1 of Part 1 of this Quarterly Report and the audited consolidated financial statements and notes thereto and the Operating and Financial Review and Prospects contained in the Company’s 2003 Annual Report on Form 20-F.

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which involve risks and uncertainties. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under “Risk Factors” within this section and elsewhere in the Company’s Annual Report on Form 20-F (File No. 000-29512) for the fiscal year ended January 31, 2003, filed with the Commission on May 1, 2003. Factors that could cause or contribute to such differences include those discussed herein as well as those included in the documents that the Company files from time to time with the Commission. Unless the context requires otherwise, references to “Barbeques Galore,” “we,” “our,” “us” and similar terms refer to Barbeques Galore Limited and its consolidated subsidiaries.

Overview

We believe we are the leading specialty retail chain of barbecue and barbecue accessory stores in Australia and the United States, having regard to the number of stores and sales volume. We also base this belief on our years of experience in the barbecue retail industry as well as our contacts with other industry retailers, suppliers and trade associations. We opened our first store in Sydney, Australia in 1977 and our first U.S. store in Los Angeles, in 1980. Our stores carry a wide assortment of barbecues and related accessories, displayed in a format that emphasizes social activities and healthy outdoor lifestyles in addition to a comprehensive line of fireplace products and certain backyard products and, in Australia, home heating products, outdoor furniture, limited camping and backyard products. As of July 31, 2003, we owned and operated 35 stores in all six states in Australia, as well as one wood heating outlet in Tasmania, Australia and 63 stores (including three U.S. Military concession stores), in ten states in the United States. In addition, as of such date, there were 49 licensed stores in Australia and nine franchised stores in the United States, all of which operate under the “Barbeques Galore” name.

We derive our revenue primarily from four categories: Australian retail, United States retail (including royalties and sales to franchisees), Australian licensing (including license fees and sales to licensees) and Australian wholesale. For the six months ended July 31, 2003, these categories represented 21.9%, 66.5%, 4.9% and 6.5% respectively, of our net sales for such period, representing a (2.4%), (16.1)%, (3.5%) and (17.3%) (decrease) over their respective net sales levels for the six months ended July 31, 2002.

Critical Accounting Policies

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Management bases its estimates and judgments on its historical experience and other relevant factors, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Management evaluates its estimates and judgments on an on-going basis including those related to the valuation of inventories, accounts receivable allowances, the useful life of assets for depreciation, restructuring expense and accruals, evaluation of impairment, recoverability of deferred taxes and evaluation of net recoverable amounts and accruals for the sublet of certain lease obligations. We believe that of our significant accounting policies the following may involve a higher degree of judgment and complexity:

Impairment of long-lived assets

We assess the impairment of identifiable long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors we consider important which could trigger an impairment review include the following:

• significant underperformance relative to expected historical or projected future operating results;

• significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

• significant negative industry or economic trends.

During fiscal 2002, our decision to close seven U.S. stores triggered an impairment review of identifiable net assets in relation to these stores. As a result of this impairment review, leasehold improvements with a net book value of A$1,018,000 were written down to nil.

In addition to these asset write-downs and costs of A$567,000 incurred in relation to the store closures, we raised a provision of A$622,000 as of January 31, 2002 in relation to stores to be closed during the forthcoming fiscal year. This provision, pursuant to EITF 94-3, “Liability Recognition for Certain Employee Termination Benefits and other Costs to Exit an Activity” (“EITF 94-3”) was made in relation to lease buyout costs, future contractual rental costs to be incurred following closure and prior to sub-lease and, commission expenses related to sub-leasing these stores. In calculating this provision, we made estimates in relation to the period of time it would take to secure a suitable subleasee following closure of the stores and the amount of future expenses that would be incurred. If our assumptions prove to be inaccurate, then the actual amount of cash outflows as a result of the closure of these stores may be in excess of the amount provided.

During August 2002, one further U.S. store was identified for closure in fiscal 2004 pursuant to historical underperformance and an additional amount of A$243,000 was provided as of January 31, 2003 in accordance with EITF 94-3.

During the quarter ended April 30, 2003, an amount of A$3,980,000 was provided in respect of the downsizing of our manufacturing operations in Sydney, Australia, pursuant to Statement 146 which requires a liability to be recorded only when the liability is incurred and can be measured at fair value.

Inventory Reserves

In assessing the adequacy of our reserve for stock obsolescence, we make assumptions in relation to future demand and market conditions. If actual demand and market conditions are less favorable than those projected by management, additional inventory reserves may be required.

Results of Operations

The following table sets forth our unaudited consolidated operating results as a percentage of net sales for the three and six months ended July 31, 2003 and 2002. Given the degree of seasonality to which our business is subject, our quarterly results and comparisons of such quarterly results to prior years’ quarters are not necessarily indicative of future results.

BARBEQUES GALORE LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three Months Ended July 31, 2003	Three Months Ended July 31, 2002	Six Months Ended July 31, 2003	Six Months Ended July 31, 2002
	(Unaudited)
Net sales	100.0%	100.0%	100.0%	100.0%
Cost of goods sold, warehouse, distribution and occupancy costs	70.2	69.2	72.2	70.7

Gross profit	29.8	30.8	27.8	29.3
Selling, general and administrative expenses	29.0	26.4	30.7	28.1
Relocation and closure (gains)	(0.9)	(4.0)	(0.5)	(2.3)

Operating income (loss)	1.7	8.4	(2.4)	3.5
Equity in (loss) income of affiliates, net of tax	(0.1)	0.0	0.1	0.2
Interest expense	0.6	0.6	0.7	0.7
Other (income) expense	(0.1)	0.0	3.1	0.0

Income (loss) before income tax	1.1	7.8	(6.1)	3.0
Income tax expense (benefit)	0.3	2.3	(1.9)	0.9

Net income (loss)	0.8%	5.5%	(4.2)%	2.1%

There has been no material impact of inflation and changing prices on our net sales and operating loss for the three months ended July 31, 2003 and 2002, respectively.

Three Months Ended July 31, 2003 (Unaudited) Compared to Three Months Ended July 31, 2002 (Unaudited)

Net sales decreased by approximately A$9.7 million, or 11.0%, to A$78.6 million for the three months ended July 31, 2003 from A$88.3 million for the three months ended July 31, 2002. In Australia, this was mainly attributable to lower wholesale sales to the mass merchants whilst in the case of the U.S.A., this was due to the effect of the strengthening in the average exchange rate between the Australian dollar and the U.S. dollar during the current quarter which increased 18.1%, to A$1=US$0.6577 from A$1=US$0.5571 last year. In the United States, no stores were opened and no stores were closed. In Australia, a temporary store was opened in Adelaide to replace the store in Keswick, South Australia which was totally destroyed by fire on April 5, 2003. Comparable store sales increased 3.2% in the United States in U.S. dollar terms, and 7.6% in Australia in Australian dollar terms. The net sales decrease of A$9.7 million was primarily as a result of a decrease in comparable store sales of A$6.1 million, due to the effect of the strengthening in the average exchange rate between the Australian dollar and the U.S. dollar for the second fiscal 2004 quarter as detailed earlier, reductions of A$2.3 million in sales from stores not forming part of the comparable store sales, A$0.1 million in sales to Australian licensees and A$1.2 million in Australian wholesale.

Gross profit decreased approximately A$3.7 million, or 13.6% to A$23.5 million for the three months ended July 31, 2003 from A$27.2 million for the three months ended July 31, 2002. Gross profit percentage decreased to 29.8% during the three months ended July 31, 2003 from 30.8% during the comparable period in 2002. In the U.S.A. gross profit percentage increased due to a shift in sales mix. In Australia gross profit percentage decreased mainly due to backyard inventory clearance sales and the on-going clearing of discontinued camping equipment.

Selling, general and administrative expenses (which exclude store pre-opening expenses) decreased approximately A$0.5 million, or 2.1%, to A$22.8 million for the three months ended July 31, 2003 from A$23.3 million for the three months ended July 31, 2002, due to the effect of the strengthening in the average exchange rate between the Australian dollar and the U.S. dollar for the second fiscal 2004 quarter as detailed earlier. In addition, there was a planned increase in advertising and sales promotion costs in the U.S.A. and in Australia, increased advertising and payroll expenditure in the Retail division, partially offset by reductions in advertising, freight and sales related expenditure in the Wholesale division. As a percentage of net sales, selling, general and administrative expenses increased to 29.0% during the three months ended July 31, 2003 from 26.4% during the comparable period in 2002. This percentage increase was primarily due to a lower leverage off a smaller overall sales base.

Relocation and closure (gains) decreased approximately A$2.8 million to A$(0.7) million from A$(3.5) million during the current quarter, mainly as a result of an insurance payment for the fixed assets destroyed in the Keswick store fire in Australia. During the comparable quarter in 2002, the relocation and closure (gains) arose from the compensation of A$4.1 million received from the State Rail Authority in relation to the expropriation of the leasehold property relating to the Chatswood, Australia store, an additional A$0.4 million for store closures in the U.S.A. and A$0.2 million of professional fees, advertising expenses and asset write-offs relating to the Chatswood store.

Operating income decreased approximately A$6.0 million to A$1.4 million for the three months ended July 31, 2003 from A$7.4 million for the three months ended July 31, 2002.

Income from affiliates decreased by A$154,000 to A$(102,000) for the three months ended July 31, 2003 from A$52,000 for the three months ended July 31, 2002, due to a reduction in the main, in the performance of Bromic Pty Limited.

Interest expense decreased by A$31,000 to A$511,000 for the three months ended July 31, 2003 from A$542,000 for the three months ended July 31, 2002 due to a reduction in long term debt.

Other (income) increased approximately A$0.1 million to A$(0.1) million for the three months ended July 31, 2003 from A$nil for the three months ended July 31, 2002 pursuant in the main, to the surplus on disposal of certain intangible assets.

Our effective tax rate was 27.3% in the three months ended July 31, 2003 as a result of using a linear rate for the taxing of Australian losses at the rate of 30%, the exclusion from Australian taxation of equity in (loss) of affiliates and the taxing of U.S.A. profits at the rate of 35%. During the comparable period in 2002, our effective tax rate was 29.9% as a result of using a linear rate and the exclusion from Australian taxation of equity in income of affiliates.

Six Months Ended July 31, 2003 (Unaudited) Compared to Six Months Ended July 31, 2002 (Unaudited)

Net sales decreased by approximately A$20.2 million, or 12.8%, to A$137.1 million for the six months ended July 31, 2003 from A$157.3 million for the six months ended July 31, 2002. In Australia, this was mainly attributable to lower wholesale sales to the mass merchants. In the U.S.A., sales were impacted during the first fiscal quarter by the poor consumer confidence in the lead up to and during, the Iraq War and particularly weak economic conditions in the U.S. generally. Although partially reversed during the second fiscal quarter by a lift in consumer confidence, this was offset by the effect of the strengthening in the average exchange rate between the Australian dollar and the U.S. dollar for the six months ended July 31, 2003 which increased 16.8% to A$1=US$0.6339 from A$1=US$0.5427 last year. In the United States, no stores were opened and no stores were closed. In Australia, one new company-store was opened, one company store relocated and a temporary store opened in Adelaide to replace the store in Keswick, South Australia which was totally destroyed by fire on April 5, 2003. Comparable store sales decreased 1.2% in the United States in U.S. dollar terms, and increased 2.4% in Australia in Australian dollar terms. The net sales decrease of A$20.2 million was primarily as a result of a decrease in comparable store sales of A$14.7 million, due to the effect of the strengthening in the average exchange rate between the Australian dollar and the U.S. dollar as detailed earlier, reductions of A$3.5 million in sales from stores not forming part of the comparable store sales, A$0.2 million in sales to Australian licensees and A$1.8 million in Australian wholesale.

Gross profit decreased approximately A$7.9 million, or 17.1% to A$38.2 million for the six months ended July 31, 2003 from A$46.1 million for the six months ended July 31, 2002. Gross profit percentage decreased to 27.8% during the six months ended July 31, 2003 from 29.3% during the comparable period in 2002. In the U.S.A. gross profit percentage decreased marginally due to a shift in sales mix. In Australia the reduction in gross profit percentage was mainly due to a move towards lower-end priced barbecues, excess furniture and backyard inventory clearance sales and the on-going clearing of discontinued camping equipment.

Selling, general and administrative expenses (which exclude store pre-opening expenses) decreased approximately A$2.1 million, or 4.8%, to A$42.1 million for the six months ended July 31, 2003 from A$44.2 million for the six months ended July 31, 2002, due to the effect of the strengthening in the average exchange rate between the Australian dollar and the U.S. dollar as detailed earlier. In addition there was a planned increase in advertising, sales promotion and travel and entertainment costs in the U.S.A. and in Australia, increased advertising and payroll expenditure in the Retail division, partially offset by reductions in advertising, freight and sales related expenditure in the Wholesale division. As a percentage of net sales, selling, general and administrative expenses increased to 30.7% during the six months ended July 31, 2003 from 28.1% during the comparable period in 2002. This percentage increase was primarily due to a lower leverage off a smaller overall sales base.

Relocation and closure (gains) decreased approximately A$2.9 million to A$(0.6) million from A$(3.5) million during the six months ended July 31, 2003, mainly as a result of an insurance payment for the fixed assets destroyed in the Keswick store fire in Australia. During the comparable period in 2002, the relocation and closure (gains) arose from the compensation of A$4.1 million received from the State Rail Authority in relation to the expropriation of the leasehold property relating to the Chatswood, Australia store, an additional A$0.4 million provided for store closures in the U.S.A. and A$0.2 million of professional fees, advertising expenses and asset write-offs relating to the Chatswood store.

Operating (loss) increased approximately A$8.8 million to A$(3.3) million for the six months ended July 31, 2003 from A$5.5 million income for the six months ended July 31, 2002.

Income from affiliates decreased by A$158,000 to A$81,000 for the six months ended July 31, 2003 from A$239,000 for the six months ended July 31, 2002, due to a reduction in the main, in the performance of Bromic Pty Limited.

Interest expense decreased by A$51,000 to A$998,000 for the six months ended July 31, 2003 from A$1,049,000 for the six months ended July 31, 2002 due to a reduction in long term debt.

Other expense increased approximately A$4.3 million to A$4.2 million for the six months ended July 31, 2003 from A$(0.1) million (income) for the six months ended July 31, 2002 pursuant in the main, to a charge of A$4.0 million relating specifically to the previously announced downsizing of our manufacturing operations in Sydney, Australia and A$0.3 million due to a temporary worker’s physical damages claim which did not enjoy insurance cover as a result of our former insurance provider having been placed into liquidation as outlined on page 17. The aforementioned charges were offset by a surplus of A$0.1 million arising from the disposal of certain intangible assets. The aforementioned claim is now the subject of a court appeal by the Company.

Our effective tax rate was 30.6% in the six months ended July 31, 2003 as a result of using a linear rate for the taxing of Australian losses at the rate of 30%, the exclusion from Australian taxation of equity in income of affiliates and the taxing of U.S.A. profits at the rate of 35%. During the comparable period in 2002, our effective tax rate was 29.7% as a result of using a linear rate and the exclusion from Australian taxation of equity in income of affiliates.

Liquidity and Capital Resources

We have historically financed our operations through cash flow from operations and bank borrowings. We have access to a facility with the Australian and New Zealand Banking Group Limited (“ANZ”), (the “ANZ Facility”), up to A$55.8 million comprising real property loans in principal amount of A$8.5 million (secured by registered first mortgages over our respective freehold properties), overdraft, leasing, interchangeable and commercial bill acceptance discount facilities in principal amount of A$39.6 million and foreign currency and other facilities in principal amount of A$7.7 million. The ANZ Facility is secured by a first security interest over our present and future Australian assets and a second security interest (subordinate to a lien under the Merrill Lynch Facility as defined in the paragraph below), in all our assets in the United States. The ANZ Facility is further guaranteed by each of our subsidiaries, including The Galore Group (USA), Inc. and Barbeques Galore, Inc. (referred to collectively as “Galore USA”).

All committed facilities are provided subject to the standard Australian practice of regular annual review of required limits, our performance and the normal terms and conditions, including financial covenants, applicable to bank lending. As of the date hereof, this annual review is currently being finalized with ANZ. Historically, we have renegotiated our credit facilities on similar terms and conditions and, as we are able to roll-over bank bills (generally taken out for periods varying from approximately 30 to 90 days), the outstanding balance relating to bank bills and property loans is classified as a non-current liability.

Barbeques Galore Inc., our U.S. operating subsidiary, has access to a credit facility with Merrill Lynch Business Financial Services, Inc., (“Merrill Lynch”). As currently in effect, such facility comprises a revolving line of credit in aggregate principal amount of US$1.0 million. Indebtedness under the revolving line of credit accrues interest at the 30-day commercial paper rate plus 2.70% and is payable monthly. The Merrill Lynch Facility is secured by a first security interest in all Galore U.S.A. present and future assets and is guaranteed by us and The Galore Group (USA), Inc., the parent of Barbeques Galore, Inc.

Our total long-term debt matures as follows:

(In A$ thousands)
12 months ending July 31,
2004	$—
2005	28,292

$28,292

Our operations have used cash flows in the six months ended July 31, 2003 and 2002 of A$4.4 million and A$3.4 million, respectively. The cash used in operating activities relates to an increase in inventories and receivables and pre-paid expenses, partially offset by an increase in accounts payable and accrued liabilities.

Net cash flows used in investing activities for the six months ended July 31, 2003 and 2002, were A$1.0 million and A$2.0 million respectively. In Australia, cash flows used in investing activities resulted primarily from capital expenditures related to the new store opening at Myaree in Western Australia and the acquisition of various items of plant and equipment. In the United States, cash flows used in investing activities resulted primarily from capital expenditures related to the remodeling of two stores and the acquisition of certain vehicles. Our approach for expansion in the USA remains cautious and at the present time, we do not anticipate opening any new stores during the current fiscal year.

The cash flows used in operations and investing activities have been largely sourced from long term borrowings under the ANZ and Merrill Lynch Facilities.

At July 31, 2003 we had working capital of A$47.4 million and maintained minimal amounts in cash and cash equivalents, relying instead on undrawn facilities under our borrowing arrangements with ANZ and Merrill Lynch.

We believe the ANZ and Merrill Lynch Facilities are sufficient to meet our presently anticipated working capital and capital expenditure requirements for at least the next twelve months.

There are no legal or economic restrictions on the ability of our USA subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. We are subject to restrictions on the declaration or payment of dividends under the ANZ Facility as well as the Merrill Lynch Facility as defined above.

Risk Factors

The following are certain factors that you should consider when evaluating our business, financial conditions and results of operations. However, these factors are not exclusive and you are urged to consider the statements made elsewhere herein and in our other publicly filed documents.

Weakening economic conditions may have an adverse affect on our business and results of operation.

The success of our operations depends upon a number of factors related to consumer spending, including future economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation. If the economic conditions of 2002 and the first six months of 2003 were to continue, or deteriorate, consumer spending may decline, thereby adversely affecting our business and results of operations. These adverse affects may be exacerbated by the significant current regional concentration of our business in Australia and the Pacific West, Southwestern and East coast U.S. markets.

We face business, political and economic risk because we transact business outside of the United States.

Barbeques Galore, with its headquarters, non-U.S. stores, wholesale, and limited manufacturing and enameling operations in Australia, transacts a large proportion of its business in Australia and obtains a significant portion of its merchandise, parts and raw materials from China, Taiwan, Indonesia, Thailand, Italy and other markets outside of the United States and Australia. There are risks inherent in doing business in international markets, including:

•	tariffs;

•	customs duties and other trade barriers;

•	difficulties in staffing and managing foreign operations;

•	political instability, expropriation, nationalization and other political risks;

•	foreign exchange controls, technology, export and import restrictions or prohibitions;

•	the difficulties of compliance with foreign laws and regulations;

•	delays from customs brokers or government agencies;

•	seasonal reductions in business activity;

•	subjection to multiple taxation regimes and potentially adverse tax consequences;

•	acts of terrorism;

•	actual or intended warfare; and

•	medical issues such as Severe Acute Respiratory Syndrome (“SARS”).

Any of these risks could materially adversely affect our business, operating results and financial condition.

We rely on a few significant vendors and suppliers who may discontinue selling to us at any time.

We purchase the majority of our merchandise and all of our raw materials from numerous vendors and suppliers and generally have no long-term purchase contracts with any vendor or supplier. During the twelve months ended January 31, 2003, we purchased inventory from over 500 vendors in the United States, Australia and Asia. In such period, approximately 25% of our merchandise purchases were obtained from our ten largest vendors. We consider certain barbecue brands to be significant to our business, especially in the United States. No vendor accounted for more than 5% of our merchandise purchases other than Grand Hall Enterprises Limited, Ever Prosperous (Far East) Limited and the Weber group of companies which supplied us with approximately 10.74%, 8.66% and 7.58% respectively, of our merchandise purchases during the three months ended July 31, 2003 and 9.73%, 8.15% and 8.30% respectively, during the six months ended July 31, 2003. Our results of operations could be adversely affected by a disruption in purchases from any of these key vendors or suppliers.

Foreign currency fluctuations could adversely affect our results.

We prepare our consolidated financial statements in Australian dollars but a substantial portion of our revenues and expenses are denominated in U.S. dollars and, to a lesser extent, other foreign currencies. Accordingly, we are subject to risks of currency exchange to the extent of currency fluctuations between the Australian dollar and the U.S. dollar or other currencies in which we transact our business. This currency imbalance has resulted in, and may continue to result in, foreign currency transaction gains and losses. Our Australian operations generally hedge a major portion of their imports against exchange rate fluctuations with respect to the Australian dollar.

In our U.S. operations, however, we have not and currently do not actively hedge against exchange rate fluctuations, as the vast majority of the U.S. operations’ purchases are transacted in U.S. dollars, although we may elect to do so in the future. Changes in exchange rates may have a material adverse effect on our net sales, cost of goods sold, gross profit and net income (loss), any of which alone or in the aggregate may in turn have a material adverse effect on our business, operating results and financial condition. Such currency issues could, thus, affect the market price for the American Depositary Shares (“ADSs”). Pursuant to a decision by the Board of Directors to initiate a regular dividend policy, the above exchange rate fluctuations would affect the conversion into U.S. dollars (for payment to holders of ADSs) by Morgan Guarantee Trust Company as the Depositary, if any cash dividends were paid in Australian dollars on the Ordinary Shares represented by the ADSs. Similarly, the above exchange rate fluctuations would also affect the conversion into Australian dollars (for payment to holders of ADSs) by Morgan Guarantee Trust Company as the Depositary, if any cash dividends were paid in U.S. dollars on the Ordinary Shares represented by the ADSs.

Intense competition in our market could prevent us from increasing or sustaining our revenues.

The retail and distribution markets for barbecues and our other product offerings are highly competitive in both the United States and Australia. Our retail operations compete against a wide variety of retailers, including mass merchandisers, discount or outlet stores, department stores, hardware stores, home improvement centers, specialty patio, fireplace or cooking stores, warehouse clubs, web sites and mail order companies. Our manufacturing and wholesale operations compete with many other manufacturers and distributors throughout the world, including high-volume manufacturers of barbecues and home heaters. We compete for retail customers primarily based on our broad assortment of competitively priced, quality products (including proprietary and exclusive products), convenience, customer service and the attractive presentation of merchandise within our stores and on our web site. Many of our competitors have greater financial, marketing, distribution and other resources than we do and, particularly in the United States, may have greater name recognition than us. Furthermore, the lack of significant barriers to entry into our segment of the retail industry may also result in new competition in the future. If we fail to compete effectively, we may be unable to increase our market share or our market share may decline, which could adversely affect our revenues.

Changing merchandise trends, consumer demands or product quality could adversely affect our sales.

Our success depends on our ability to anticipate and respond to changing merchandise trends and consumer demands in a timely manner. We believe we have benefited from a lifestyle trend towards consumers spending more quality time together in outdoor family gatherings and social activities. Any change in this trend could adversely affect consumer interest in our major product lines. Moreover, our products must appeal to a broad cross-section of consumers whose preferences (as to product features such as colors, styles, finishes and fuel types) cannot always be predicted with certainty and may change between sales seasons. If we misjudge either the market for our merchandise or our customers’ purchasing habits, we may experience a material decline in sales or be required to sell inventory at reduced margins. We could also suffer a loss of customer goodwill if our manufacturing sources or stores do not adhere to our quality control or service procedures or otherwise fail to ensure satisfactory quality of our products. These outcomes may have a material adverse effect on our business, operating results and financial condition.

Our failure to maintain and upgrade core computer systems which operate and monitor all major aspects of our business could have a material adverse effect upon our business.

We rely on certain management information systems to obtain daily sales information from our stores and to operate and monitor all major aspects of our business.

Our Head Office Information Systems process all distribution, warehouse management, inventory control, purchasing, merchandising, financial and office automation applications. Each store has PC-based point-of-sale (“POS”) registers which manage all sales transactions and store based purchasing transactions. The store check out registers are networked to an In-Store Processor (“ISP”) located in the back office of each store. At the end of each day’s processing, the data from each register is consolidated onto the ISP which has an attached modem and which is polled daily to upload the data to the head office system. We rely upon our management information systems in operating and monitoring all major aspects of our business, including sales, gross profits, warehousing, distribution, purchasing, inventory control, financial accounting and human resources. Any disruption in the operation of our management information systems, or our failure to continue to upgrade, integrate or expend capital on such systems as our business expands, could have a material adverse effect upon our business, operating results and financial condition.

Failure to hire, train and retain competent managers and personnel could have a material adverse affect on our business.

When we embark on expansion, it will result in increased demand on our managerial, operational and administrative resources. The success of our operations depends on our ability to hire, train and retain competent managers and other personnel and to manage the systems and operational components when we grow. Our failure to attract and retain qualified management and personnel or appropriately adjust operational systems and procedures, would adversely affect our future operating results.

Our success depends on several of our directors, senior management and employees, and they may not remain with us in the future.

Our success is largely dependent on the efforts and abilities of our directors, senior management and employees, particularly Sam Linz, Chairman of the Board, Robert Gavshon, Deputy Chairman of the Board, John Price, Head of Product Management and Development and Director, and Sydney Selati, Director and President of Barbeques Galore, Inc., our U.S. operating subsidiary. These individuals have an average of 20 years of experience with us and have chief responsibility for the development of our current business. We do not have employment contracts with any of our directors, senior management and employees. The loss of the services of these individuals or other key employees could have a material adverse effect on our business, operating results and financial condition.

If we fail to execute certain operational changes, our ability to implement our business strategies would be adversely affected.

We have identified a number of areas in our operations in which improvement would have a significant impact on our business strategies. In addition, when we expand into new regions, we may need additional warehouse capacity. We may in the future, need to secure further distribution centers, expand our current warehouse facilities in the United States or utilize public warehousing space, in each case depending on availability and cost at such time. We cannot assure you as to whether or when we will be able to effect any expansion or replacement of distribution facilities, or any other necessary operational changes that may arise, or that we will not incur cost overruns or disruptions in our operations in connection therewith. Our failure to effect these and any other necessary operational changes on a timely basis would adversely affect our expense structure and, therefore, our business, financial condition and operating results.

Our revenues fluctuate from period to period and are subject to various factors including seasonality and weather.

Our business is subject to substantial seasonal variations which have caused and are expected to continue to cause our quarterly results of operations to fluctuate significantly. Historically, we have realized a major portion of our net sales and a substantial portion of our net income for the year during summer months and holiday seasons when consumers are more likely to purchase barbecue products, outdoor furniture, limited camping and other backyard products. In anticipation of our peak selling seasons (late spring and early summer), we substantially increase our inventory levels and hire a significant number of part-time and temporary employees. In non-peak periods, particularly in late winter in the United States and early fall in Australia, we regularly experience monthly losses. In order to partially offset the effects of seasonality, we operate in both the Southern and Northern hemispheres, which have opposite seasons and offer fireplace products and (in Australia) home heaters, in the fall and winter months. However, sales of any of our major product lines (in particular home heaters), may vary widely in peak seasons depending on, among other things, prevailing weather patterns, local climate conditions, actions by competitors and shifts in timing of holidays. Our quarterly and annual results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings, releases of new products and changes in merchandise mix throughout the year. We have in the past experienced quarterly losses, particularly in our fiscal first quarter, and expect to experience such losses in the future. Because of these fluctuations in operating results, the results of operations in any quarter are not necessarily indicative of the results that we may achieve for a full fiscal year or any future quarter. If for any reason our sales or gross profits during peak seasons or periods were substantially below expectations, our quarterly and annual results would be adversely affected.

We depend on third-party carriers to distribute our products.

We manufacture, or have manufactured for us, a substantial portion of the barbecues and home heaters that we sell in our stores. We distribute merchandise to our stores primarily from our distribution centers located at our headquarters in Australia, in Ontario, California and Charlotte, North Carolina. In distributing merchandise, we rely upon third-party sea carriers to ship our manufactured products from Australia and China, to the United States and from China to Australia, as well as third-party surface freight carriers to transport all of our merchandise from our distribution centers and warehouses to our stores. Accordingly, we are subject to numerous risks associated with the distribution of our merchandise, including:

•	mechanical risks;

•	labor stoppages or strikes;

•	inclement weather;

•	import regulation;

•	changes in fuel prices; and

•	medical issues such as SARS.

In addition, we believe that, while our distribution facilities are sufficient to meet our current needs, we may need another distribution center or larger facilities in the United States or Australia to support the further growth and expansion of stores.

Our products and the personal use thereof are subject to certain government regulations which could influence product liability claims and impact the manner in which we distribute our products.

Many of our products use gas and flame and, consequently, are subject to regulation by authorities in both the United States and Australia in order to protect consumers, property and the environment. For example, our products and their personal use are subject to regulations relating to, among other things, the use of fire in certain locations (particularly restrictions relating to the availability or frequency of use of wood heating in homes and barbecues in apartments), restrictions on the sale or use of products that enhance burning potential such as lighter fluid, restrictions on the use of gas in specified locations (particularly restrictions relating to the use of gas containers in confined spaces) and restrictions on the use of wood burning heaters. Such regulations have had, and can be expected to have, an increasing influence on product claims, manufacturing, contents, packaging and heater usage. We cannot assure you that certain jurisdictions in which we operate will not impose additional restrictions on the sale or use of our products. Such restrictions may negatively impact our sales and cause our business to suffer.

Failure of our franchisees and licensees to adhere to our standards could adversely affect customer loyalty and diminish our brand name and reputation.

As of July 31, 2003, there were 49 licensed stores in Australia and nine franchised stores in the United States, all of which are operated under the “Barbeques Galore” name by independent licensees or franchisees to whom we sell proprietary and other store products, and provide support services. The licensees and franchisees operate such stores pursuant to agreements which typically permit licensees and franchisees to assign the agreements to their immediate family and provide the licensees and franchisees with exclusive geographical sales territories. We monitor our licensed and franchised stores to assure their conformity to our standards and image and require the licensees and franchisees to comply with Barbeques Galore’s merchandising and advertising guidelines. Serious or protracted failures by licensees or franchisees to adhere to our standards could adversely affect customer loyalty and diminish our brand name or reputation for quality products and services, and could require us to devote significant management attention and resources to enforcing our rights under such agreements. Conversely, if we fail to provide adequate support services or otherwise breach our contractual obligations to any licensee or franchisee, such failure or breach could result in termination of, or litigation relating to, the relevant licensing or franchise agreement and the loss of fees and sales revenue.

The majority of the licensing agreements in Australia are terminable at will (absent fraud) by the licensees only, generally upon 90 days’ notice.

Product liability claims could materially adversely affect our customer relations and costs.

Failure of a product could give rise to product liability claims if customers, employees or third parties are injured or any of their property is damaged while using one or more of our products. Such injury could be caused, for example, by a gas valve malfunction, gas leak or an unanticipated flame-up resulting in injury to persons and/or property. In the event of such an occurrence, we could incur substantial litigation expense, receive adverse publicity, suffer a loss of sales or all or any of the foregoing. Even if such circumstances were beyond our control, our business, operating results and financial condition could be materially adversely affected. Although we maintain liability insurance in both Australia and the United States, we cannot assure you that such insurance will provide sufficient coverage in any particular case.

Our manufacturing and enameling operations are subject to government regulations.

Our barbecue and home heater manufacturing and enameling operations are subject to regulations governing product safety and quality, the discharge of materials hazardous to the environment, water usage, workplace safety and labor relations. Our distribution facilities are also subject to workplace safety and labor relations regulations. As a barbecue and barbecue accessories store, we sell lighter fluid, lighters, matches and similar products which may be considered flammable when in contact with open flame or activated. Our sale of certain products may result in technical violations of certain of our leases which prohibit the sale of flammable materials in or on the leased premises. Over our operating history, we have made our landlords aware that we sell these products. To date, no landlord has terminated or threatened termination of any lease due to these sales. Violations of these regulations and restrictions could have a material adverse effect on our business, operating results or financial condition.

One of our former insurance providers has been placed into liquidation and the impact of this on our insurance coverage is unclear.

We placed a major portion of our insurance policies with HIH Casualty and General Insurance Limited (“HIH”) during the 12 months ended June 30, 2001 and earlier periods. HIH Insurance Limited and 17 of its subsidiaries (“HIH Group”) have been placed into liquidation. We have replaced these insurance policies with other insurers and have three claims against us on foot as at date hereof in relation to the period during which we were covered by HIH, the outcome of which, in the opinion of management, is not likely to have a material adverse effect on our business, results of operations or financial condition. Furthermore, to the best of our knowledge and belief, we are unaware of any further material claims which may arise against us in relation to any events during the period we were covered by HIH. It is also unknown at this stage when and what amounts, if any, would be recoverable from the Liquidators of the HIH Group were such claims to arise.

Restrictions On Foreign Ownership; Antitakeover Restrictions

Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer (the “Treasurer”) or in certain other limited circumstances. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act (the “Takeovers Act”). Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of our outstanding shares (or else the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified period of time). In addition, if a foreign person acquires our shares and as a result the total holdings of all foreign persons and their associates exceeds 40% in the aggregate without the approval of the Treasurer, then the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified time if the Treasurer finds that the acquisition is contrary to the national interest. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or our associate) acquires any further shares, including in the course of trading, shares acquired in the secondary market of the ADSs. In addition, if the level of foreign ownership exceeds 40% at any time, we would be considered a foreign person under the Takeovers Act. In such event, we would be required to obtain the approval of the Treasurer for us, together with our associates, to acquire (i) more than 15% of an Australian company or business with assets totaling over A$50 million or (ii) any direct or indirect ownership interest in Australian urban real estate. In addition, the percentage of foreign ownership of Barbeques Galore would also be included in determining the foreign ownership of any Australian company or business in which we may choose to invest. Since we have no current plans for any such acquisitions and only own commercial property, any such approvals that we may be required to obtain as a foreign person under the Takeovers Act will not affect our current or planned future ownership or lease of property in Australia. However, there would be no material tax consequence to our shareholders (including holders of ADSs) resulting from our being deemed a foreign person under the Takeovers Act. If foreign persons or their associates were to own all of the ADSs then the level of foreign ownership of our equity securities would be approximately 67.2%. The level of foreign ownership could also increase in the future if existing Australian investors decide to sell their shares into the U.S. market or if we were to sell additional Ordinary Shares or ADSs in the future.

We have additionally provided that all stock options outstanding under our 1997 Share Option Plan (the “1997 Plan”) at such time as we are acquired by merger or asset sale pursuant to which such stock options are not assumed or replaced by the successor corporation shall become immediately exercisable for a period of one (1) year (or until the expiration of the stock option term, if earlier). There are 563,104 Ordinary Shares underlying stock options granted under our 1997 Plan, which, barring acceleration, became/will become exercisable as to 155,450 in three equal installments on November 9, 2001 and 2002, (none of which were exercised) and October 9, 2003, as to 140,516 in three equal installments on January 7, 2003, (none of which were exercised), January 7, 2004 and December 7, 2004, as to 84,686 in full at any time on or after July 1, 2002, (none of which have been exercised), as to 64,100 in full at any time on or after January 1, 2003, (none of which have been exercised), and as to 118,352 in full at any time on or after July 1, 2002, (none of which have been exercised), according to the terms of the 1997 Plan. Such investment restrictions and dilutive acceleration events discussed above could have a material adverse effect on our ability to raise capital as needed and could make more difficult or render impossible, attempts by certain entities (especially foreign entities, in the case of the Takeovers Act), to acquire us, including attempts that might result in a premium over market price to holders of ADSs.

Our Constitution contains certain provisions that could impede any merger, consolidation, takeover or other business combination involving us or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of us. Provisions contained in the Constitution, among other things:

•	in effect divide the Board of Directors into three classes, which serve for staggered three-year terms;

•	provide that the shareholders may amend or repeal special resolutions, including changes to the Constitution and extraordinary transactions, only by a vote of at least 75% of the votes cast at a meeting at which a quorum is present;

•	require extended notice (of up to 28 days) for special resolutions considered by the Board of Directors; and

•	authorize the Board of Directors, without any vote or action by our shareholders, to issue, out of our authorized and unissued capital shares, shares in different classes, or with special, preferred or deferred rights, which may relate to voting, dividend, return of capital or any other matter.

Although we currently have no plans to issue any preferred shares, the rights of the holders of Ordinary Shares or ADSs will be subject to, and may be adversely affected by, the rights of the holders of any preferred or senior shares that may be issued in the future. The issuance of any preferred or senior shares, and the other provisions of the Constitution referred to above, could have the effect of making it more difficult for a third-party to acquire control of us.

In certain circumstances, non-residents of Australia may be subject to Australian tax on capital gains made on the disposal of Ordinary Shares or ADSs. The rate of Australian tax on capital gains realized by non-residents of Australia is 30% for companies for the 2004 income year (which for most taxpayers is the year ending June 30, 2004). For individuals, the rate of tax increases from 29% to a maximum of 47%. However, if the Ordinary Shares or ADSs are held for 12 months or more, an individual should be entitled to an exemption of 50% of the otherwise taxable capital gain.

There are no legal or economic restrictions on the ability of our USA subsidiaries to transfer funds to us in the form of cash dividends, loans or advances. We are subject to restrictions on the declaration or payment of dividends under the ANZ Facility as well as the Merrill Lynch Facility as defined on page 11.

ITEM 3.	Quantitative and Qualitative Disclosures about Market Risk

Market risks relating to our operations result primarily from changes in interest rates and changes in foreign exchange rates.

Foreign Currency Market Risk

Our functional currency is the Australian dollar although we transact a portion of our business in foreign currencies and accordingly we have foreign currency exposure through our sales in the United States and purchases from overseas suppliers in U.S. dollars. We also have foreign currency exposure through our sales in the United Kingdom in Pounds sterling.

Our Australian operations generally hedge a major portion of their imports against exchange rate fluctuations with respect to the Australian dollar. In our U.S. operations, however, we have not and currently do not actively hedge against exchange rate fluctuations, as the vast majority of the U.S. operations’ purchases are transacted in U.S. dollars, although we may elect to do so in the future. Accordingly, changes in exchange rates may have a material adverse effect on our net sales, cost of goods sold, gross profit and net (loss), any of which alone or in the aggregate may in turn have a material adverse effect on our business, operating results and financial condition.

We utilize foreign currency forward contracts used as a means of offsetting fluctuations in the dollar value of foreign currency accounts payable. The counterparties to the contracts are major financial institutions and the risk of loss to us in the event of non-performance by a counterparty, is not significant. The notional amount of foreign currency forward contracts and the weighted average rates, are as follows:

	January 31, 2003	July 31, 2003	January 31, 2003	July 31, 2003
	(weighted average rate)		(in A$ thousands)
Buy U.S. dollars
Not later than one year	0.5632	0.6252	$473	$7,197

Sell Pounds sterling
Not later than one year	0.3529	0.3955	$2,975	$2,366

Based upon the rates at July 31, 2003, the cost to buy/sell the equivalent U.S. dollars and Pounds sterling detailed above, was approximately A$6.9 million and A$2.3 million respectively. The fair value of foreign currency contracts as of July 31, 2003 is A$(250,477) (loss).

Interest Rate Risk

Because we have long-term debt under the facilities with ANZ and Merrill Lynch, we are exposed to changes in interest rates.

The ANZ facility includes bank bills which are generally taken out for periods varying from approximately 30 to 90 days and rolled over at the end of their respective terms. Overseas purchases are generally refinanced for periods varying up to 162 days. As of January 31, 2003 and July 31, 2003 the weighted average interest rates accruing on the bank bills utilized under the ANZ Facility were as follows:

	January 31, 2003	July 31, 2003	January 31, 2003	July 31, 2003
	(in A$ thousands)		(interest rate per annum)
Bank bills	$12,682	$19,842	5.8%	5.9%
Property loans	8,450	8,450	6.9% to 7.5%	6.9% to 7.5%

As of July 31, 2003 the Merrill Lynch facility comprises a revolving line of credit amounting to US$1.0 million. Indebtedness under the revolving line of credit accrues interest at the 30-day commercial paper rate plus 2.70% and is payable monthly.

Our total long-term debt matures as follows:

(In A$ thousands)
12 months ending July 31,
2004	$—
2005	28,292

$28,292

The difference between the carrying value and fair value of long-term debt is not significant.

PART II

OTHER INFORMATION

ITEM 1.	Legal Proceedings

There are no material legal proceedings pending against us. We are involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on our business, results of operations or financial condition.

ITEM 2.	Changes in Securities and Use of Proceeds

None.

ITEM 3.	Defaults Upon Senior Securities

None.

ITEM 4.	Submission of Matters to a Vote of Security Holders

The company convened a duly noticed annual general meeting of shareholders on June 20, 2003 at which a quorum was present. Mr. Martin Bloom who was appointed to the Board of Directors on November 19, 2002, retired by rotation in accordance with the provisions of Article 65 of the Company’s Constitution and being eligible, offered himself for re-election and was duly elected with 1,696,081 votes in favor, 0 votes against and 0 abstentions. Mr. Sydney Selati retired by rotation in accordance with the provisions of Article 63 of the Company’s Constitution and being eligible, offered himself for re-election and was duly elected with 1,696,081 votes in favor, 0 votes against and 0 abstentions. Mr. Sam Linz, Mr. Robert Gavshon, Mr. John Price, Mr. Edgar Berner and Mr. Gordon Howlett continued in office as directors of the Company.

ITEM 5.	Other Information

None.

ITEM 6.	Exhibits and Current Reports on Form 6-K

(a) Exhibits

Exhibit Number
3.1	Memorandum and Articles of Association. (1)
4.1	Form of Specimen of American Depositary Receipt. (1)
4.2	Form of Deposit Agreement among the Registrant, Morgan Guaranty Trust Company of New York, as Depositary, and holders from time to time of ADSs issued thereunder. (1)

(1)	Previously filed in the Registrant’s Registration Statement on Form F-1 (Registration No. 333-56805), filed with the Commission on June 12, 1998, and incorporated herein by reference.

(b) We filed a quarterly report on Form 6-K on June 13, 2003 but filed no current reports on Form 6-K filed during the quarter ended July 31, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARBEQUES GALORE LIMITED

September 12, 2003	By:	/s/ ROBERT GAVSHON
Robert Gavshon Deputy Chairman of the Board of Directors and General Counsel

EXHIBIT INDEX

Exhibit Number
3.1	Memorandum and Articles of Association. (1)
4.1	Form of Specimen of American Depositary Receipt. (1)
4.2	Form of Deposit Agreement among the Registrant, Morgan Guaranty Trust Company of New York, as Depositary, and holders from time to time of ADSs issued thereunder. (1)

(1)	Previously filed in the Registrant’s Registration Statement on Form F-1 (Registration No. 333-56805), filed with the Commission on June 12, 1998, and incorporated herein by reference.